Contact

www.linkedin.com/in/lylemaxson
(LinkedIn)

linktr.ee/lylemaxson (Personal)

Top Skills

Customer Service

Marketing

Account Management

Certifications

Private Pilot Liscense

Meta VR Education Grant

Honors-Awards

Dean's List

Dean's List

Youngest Pilot Award

Lyle Maxson

Co-Founder and Head of Strategy at Sorceri Inc.
Los Angeles, California, United States

Summary

Lyle Maxson plays at the intersection of immersive technology, AI, psychedelics, mental health, and education. A trailblazer in the field of transformative entertainment, Lyle's background in publishing VR "games for good" as a founder with Andromeda Entertainment , as well as his tenure as a transformative festival director, gives him a unique and expansive perspective on the entire landscape of technology-facilitated psychological transformation. His journey from building immersive virtual experiences to co-founding Soundself, a digital therapeutics company at the cutting edge of immersive wellness technology, makes him a foremost authority in this revolutionary convergence. Lyle's audacious vision and deep knowledge have put him at the center of the UN General Assembly in 2020, advising major tech companies and writing for Rolling Stone around the Benevolent Technology movement.

His latest venture is as cofounder of Sorceri.ai, an enterprise-focused software company merging AI and Spatial computing for systemic impact. Focused on the next evolution of V-learning (virtual learning), Lyle believes we can create benevolent technology that "upgrades the real world avatar that is you", while merging science with the sacred as humanity steps into new frontiers.

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Experience

Sorceri Inc.
Co-Founder
November 2023 - Present (1 year 4 months)

QUANTUM GRAVITY RESEARCH
Advisor
June 2024 - Present (9 months)

XRWorkout

Advisor
May 2024 - Present (10 months)

Freeland VR
Advisor
February 2024 - Present (1 year 1 month)

Irwin Naturals
Board Member
January 2024 - Present (1 year 2 months)

Rolling Stone Culture Council
Writer on Futurism and Benevolent Technology
October 2023 - Present (1 year 5 months)

Unity
Employer Advisory Board
July 2023 - Present (1 year 8 months)

All Tech Is Human
Mentor
June 2023 - Present (1 year 9 months)

SoundSelf
Co-Founder/ Board Member
July 2021 - Present (3 years 8 months)
Austin, Texas, United States

Andromeda Entertainment
Co-Founder/ Advisor
March 2019 - Present (6 years)
Austin, Texas Area

The Courtiers Inc.
Founder
January 2016 - Present (9 years 2 months)
Phoenix, Arizona, United States

GeniusX
Co-Founder/ CSO
October 2020 - December 2023 (3 years 3 months)

Phoenix, Arizona, United States

United Nations General Assembly
VR Producer
May 2020 - October 2020 (6 months)

Cadence and Cause
Partner Development
April 2016 - May 2020 (4 years 2 months)
Denver, Colorado

Connecting Festival and Event Producers to Cadence & Cause. A platform that connects artists, fans and worthy causes to measurably make an impact. By purchasing music, merch and rare experiences – the things you already buy – you can change the world, one beat at a time.

Relentless Beats
Partner Development
November 2014 - January 2016 (1 year 3 months)
Phoenix, Arizona

Finding and developing partnerships for a variety of EDM festivals and club events. Merging aligned brands into the festival space through experiential marketing and a integrated marketing strategy for life long brand loyalty.

Education

Arizona State University
Bachelor's of Integrated Studies, Business/Philosophy · (2010 - 2014)